EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Earnings from continuing operations before income taxes	$7,884	$2,554	$2,392	$1,774	$1,880

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(56)	(112)	(107)	(106)	(84)
Dividends from less than 50% owned affiliates	58	61	66	63	60
Fixed charges	825	965	1,145	2,323	2,050
Interest capitalized, net of amortization	(7)	(3)	(2)	(1)	2

Earnings available for fixed charges	$8,704	$3,465	$3,494	$4,053	$3,908

Fixed charges:
Interest incurred:
Interest expense(a)	$714	$882	$1,031	$2,206	$1,956
Capitalized interest	7	3	2	3	–

	721	885	1,033	2,209	1,956

Portion of rent expense deemed to represent interest factor	104	80	112	114	94

Fixed charges	$825	$965	$1,145	$2,323	$2,050

Ratio of earnings to fixed charges	10.6	3.6	3.1	1.7	1.9

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.